January 14, 2015

VIA COURIER AND EDGAR

Re:	Summit Materials, Inc.
Registration Statement on Form S-1
File No. 333-201058

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Kamyar Daneshvar, Staff Attorney
Tracey Houser, Staff Accountant

Ladies and Gentlemen:

Reference is hereby made to the above-referenced Registration Statement on Form S-1 (as amended, the “Registration Statement”) of Summit Materials, Inc. (“Summit”) relating to the offering of shares of Summit’s Class A common stock.

The purpose of this letter is to provide the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) with supplemental information in response to comment 4 from the Staff’s letter dated December 29, 2014 relating to the Registration Statement filed on December 18, 2014. To assist your review, we have retyped the text of the Staff’s comment 4 in italics below. Unless otherwise defined

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below, terms defined in the Registration Statement and used below shall have the meanings given to them in the Registration Statement. The response and information provided below are based upon information provided to us by Summit.

Index to Financial Statements, page F-1

Audited Consolidated Financial Statements of Summit Materials Holdings L.P.

(19) Employee Long Term Incentive Plan, page F-32

4.	We note your response to comment 4 in our letter dated December 3, 2014. Please tell us the fair value of total equity used in the Monte Carlo simulation at each grant date. Please also tell us the total number of equity instruments outstanding, including unvested interests, by type at each grant date. Please ensure your response helps us understand the allocation of the fair value of total equity to each outstanding equity interest at each grant date.

As described in the Registration Statement, the capital structure of Summit Materials Holdings L.P. (“Summit Holdings”) currently consists of six different classes of limited partnership interests, including Class D interests that were granted to certain employees as equity incentives. The Class D interests currently provide for rights to cash distributions from Summit Holdings based on a predetermined distribution formula.

Prior to the completion of Summit’s initial public offering (“IPO”), the limited partnership agreement of Summit Holdings will be amended and restated to, among other things, reclassify its capital structure into a single new class of limited partnership interests (“LP Units”). In connection with this reclassification, holders of Class D interests will surrender all vested and unvested Class D interests in exchange for vested and unvested LP Units and for stock options with an exercise price per share equal to or higher than the IPO price.

To facilitate the Staff’s review, Summit has presented the information requested both on a historical basis and after giving effect to the reclassification based on the pricing and other assumptions described below.

Total Equity Outstanding and Allocation of Total Equity by Class at Each Grant Date

The following charts detail the total number of equity instruments outstanding, including unvested interests, by type at each grant date since December 30, 2012 and the allocation of the fair value of total equity to each outstanding equity interest by class at each grant date. The fair value of total equity (on a combined basis for all six classes of limited partnership interests) used in the Monte Carlo simulation at each grant date resulted in a fair value between approximately $530.0 million and $585.0 million. The 2013 equity values were determined using a discounted cash flow model, and the April 2014

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equity value was derived using the purchase price of Class A interests and Class B interests sold in 2014. Due to the immateriality of the September 2014 grant, a separate valuation was not performed and accordingly the April 2014 valuation was used.

As of the respective measurement dates, Summit Holdings had the following classes of interests outstanding: Class A; Class B; Class C; Class D-1 (50% of which are time vested and 50% are performance vested); and Class D-2. The equity value of Summit Holdings is allocated to the various classes of interests based on the respective distribution rights of, and restrictions imposed on, each class of interests, as delineated in the limited partnership agreement.

	Number of Interests Outstanding
Grant Date	Class A	Class B	Class C	D-1 Time Vesting	D-1 Perf. Vesting	D-2 Perf. Vesting
March 2013	31,261	1,220	363	3,942	3,942	1,180
August 2013	31,261	1,220	363	4,300	4,300	1,298
April 2014	31,502	2,607	381	3,938	3,938	1,180
April 2014	31,502	2,607	381	3,938	3,938	1,181
September 2014	31,502	2,607	381	4,121	4,121	1,236

	Allocation of Total Equity by Class of Interests Outstanding
Grant Date	Class A	Class B	Class C	D-1 Time Vesting	D-1 Perf. Vesting	D-2 Perf. Vesting
March 2013	$533,205,000	$21,382,000	$3,799,000	$13,009,000	$10,806,000	$2,399,000
August 2013(1)	$533,205,000	$21,382,000	$3,799,000	$13,009,000	$10,806,000	$2,399,000
April 2014(2)	$469,056,000	$39,594,000	$2,945,000	$9,497,000	$8,844,000	$1,700,000
September 2014(3)	$469,056,000	$39,594,000	$2,945,000	$9,497,000	$8,844,000	$1,700,000

(1)	The August 2013 grant was valued based on the March 2013 award. Due to the immateriality of the August 2013 grant, a separate valuation was not considered necessary.
(2)	Same allocations apply to both April 2014 grants.
(3)	The September 2014 grant was valued based on the April 2014 valuation. Due to the immateriality of the September 2014 grant, a separate valuation was not considered necessary.

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Number of Equity Interests Granted and Fair Value per Equity Interest by Grant Date

To help the Staff assess the materiality of any significant difference between the fair value of time vesting Class D units to be exchanged for LP Units and the pricing of the IPO, the following chart details the number of Class D interests granted for each grant date, the number of LP Units to be received in exchange for time vesting Class D interests, the fair value per time vesting Class D interest and the fair value per LP Unit (calculated by dividing the fair value per time vesting Class D interest by the number of LP Units to be received with respect to such Class D interests). The number of LP Units received for Class D interests assumes an $18.50 per share initial offering price based on the midpoint of a preliminary price range between $16.00 and $21.00 per share, an offering size of 21,621,622 shares of Class A common stock and a number of LP Units of Summit Holdings to be outstanding immediately after the reclassification (50,733,049) that is based in part on the foregoing assumptions. As discussed in greater detail below, performance vesting Class D interests are not included in the table because achievement of vesting criterion is not considered probable.

	Number of Class D-1 Time Vesting Interests Granted	Grant Date Fair Value of Class D-1 Time Vesting Interest		Estimated Number of LP Units Received For D-1 Time Vesting Interests Upon Reclassification of Summit Holdings	Estimated Fair Value Per LP Unit based on IPO Value (Calculated by Type of Class D Interest Exchanged)
Grant Date		Per D-1 Time Vesting Interest	Total		Per Exchanged D-1 Time Vesting Interest	Total
March 2013	217	$2,786	$604,562.00	48,273	$18.50	$893,050.50
August 2013	430	$2,786	$1,197,980.00	122,565	$18.50	$2,267,452.50
April 2014	227	$1,368	$310,536.00	64,494	$18.50	$1,193,139.00
September 2014	184	$1,368	$251,712.00	52,381	$18.50	$969,048.50

Total	1,058		$2,364,790.00	287,713		$5,322,690.50

As illustrated in the above table, the aggregate grant date fair value of the Class D-1 time vesting awards granted in 2013 and 2014 was approximately $2.4 million, compared to an estimated IPO value of approximately $5.3 million, a difference of approximately $2.9 million. Compensation expense for Summit’s equity awards is included in general and administrative expenses in the statement of operations. The Class D-1 time vesting units are awarded with a five year vesting period. Had the higher IPO valuation of $5.3 million been used, annual compensation expense would have increased by $591,748.

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Considering the grant dates of the awards, general and administrative costs in 2013 and in the nine months ended September 27, 2014 would have increased by $129,051 and $451,972, respectively, or less than 1% of general and administrative costs in both periods, from the reported amounts of $142.0 million and $105.9 million, respectively. Considering the dollar amounts, the impact of the additional compensation expense that would have been recognized in the historical financial statements is not considered by Summit to be material.

Summit also respectfully notes that in conjunction with the IPO, modification accounting will be applied such that the fair value of the awards will be recognized as compensation expense as of that date and on a go-forward basis, compensation expense will be recognized based on the IPO date fair value of the modified awards (i.e., based on a higher fair value than what was determined at the respective grant dates).

Summit also advises the Staff that it views the differential between the grant date fair value and the assumed IPO price fair value to be immaterial. The actual differential is less than the $2.9 million noted above. Through the IPO and conversion of the Class D units to LP Units, certain marketability restrictions that would affect valuation are removed. As a result, Summit would expect the IPO value to be greater than the grant date fair value. It was also assumed that all Class D-1 time vesting interests would not be exercised before the seven-year cancellation, as an IPO or other change of control was not considered probable in the valuation. With the IPO, the vested Class D-1 time vesting awards are being converted to LP Units that have no expiration date, and the unvested Class D-1 time vesting units will have a new vesting period with an extended cancellation period. Therefore, the differential between the grant date fair value and the IPO fair value would be less than the $2.9 million noted above. Further, Summit has grown between the respective grant dates and the IPO date through organic growth, two acquisitions in 2013 and eight acquisitions in 2014, which indicates that the fair value determined on the IPO date does not represent what the fair value of the awards was on their respective grant dates. Summit believes that the valuation methodology applied and the assumptions used were reasonable for the business on the date of each respective grant and that the fair values determined were reasonable as of those dates.

Finally, as discussed above, the performance vesting Class D interests are not included in the table above. The performance vesting Class D interests vest if specified returns are achieved by Summit’s largest equity holder. Achievement of this criterion is not considered probable, as defined in the accounting literature. Once achievement of the criteria becomes probable, Summit will recognize as compensation expense the grant date fair value of the awards. In addition to this and in conjunction with the IPO, the performance vesting

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awards are being modified and converted to LP Units and options for Class A shares to mirror the performance criteria. This change is considered a modification of the award. Once the performance criteria become probable, compensation expense will be recognized based on the fair value of the modified award, which will be derived using the IPO price. Although Summit believes that the fair values determined as of the initial grant date of the performance awards is reasonable, since any compensation expense ultimately recognized on these awards is based on the IPO pricing, any understatement of that valuation would not affect compensation expense recognized or to be recognized.

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Please do not hesitate to call Edgar J. Lewandowski at 212-455-7614 with any questions or further comments you may have regarding this filing or if you wish to discuss the above responses.

Very truly yours,

/s/ Simpson Thacher & Bartlett LLP

Simpson Thacher & Bartlett LLP

cc: Securities and Exchange Commission

Pamela Long

Tracey Houser

Al Pavot

Summit Materials, Inc.

Thomas W. Hill

Brian J. Harris

Anne Lee Benedict

Simpson Thacher & Bartlett LLP

Edward P. Tolley III

Davis Polk & Wardwell LLP

Michael P. Kaplan

Sophia Hudson